Exhibit 99.1

 NEWS RELEASE

YAMANA GOLD RECEIVES GUALCAMAYO ENVIRONMENTAL APPROVAL; PROVIDES RESULTS
FOR GUALCAMAYO QDD FEASIBILITY STUDY AND AMELIA INES / MAGDALENA SCOPING
STUDY AND MAKES A POSITIVE CONSTRUCTION DECISION

Toronto, Ontario, August 22, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced a positive construction decision for the main Quebrada Del Diablo (QDD) deposit which is the first of three mining opportunities encompassed within the Company’s Gualcamayo project in San Juan, Argentina.  The construction decision is based on the results of a positive feasibility study for the QDD deposit and on the formal approval for its Gualcamayo Environmental Assessment report.  The Company also received a scoping study for the Amelia Inés and Magdalena (AIM) deposits.  The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project.  A more formal and updated feasibility study relating to the AIM deposits as well as an update for the QDD Lower West Zone resource are expected to be completed by year end based on ongoing positive exploration results (see “Gualcamayo Exploration Update” below).  The planned development and the Company’s understanding of the AIM deposits have been significantly advanced as a result of the completion of the scoping study.  Work to date indicates that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to provide a larger and more significant contribution to the project than was originally contemplated.

The first phase of the Gualcamayo feasibility study addresses the mining and heap leach processing of ore from the QDD deposit.  It is the Company’s plan to be in a position to begin mining and processing of this ore in mid-2008, followed by the mining and processing of AIM ore in 2009 and QDD Lower West Zone ore in 2010.  With the inclusion of these deposits, the Company plans to produce at an annualized level of more than 200,000 ounces of gold per year from Gualcamayo for at least a 10-year period.

 “Our construction decision now takes the Gualcamayo project into the development phase.  Positive results from the QDD feasibility and AIM scoping studies, combined with drilling results to date for the QDD Lower West Zone, support our production expectations at Gualcamayo,” commented Peter Marrone, Yamana’s chairman and chief executive officer.  “We are encouraged that the AIM resource base is larger than originally considered, has higher grades, and that ongoing extension drilling continues to show the potential for further resource increases.  And, the potential to add more ore from the QDD Lower West Zone provides further upside to that.”

Combined QDD and AIM Open Pit Project

A scoping study level analysis has been completed for the mining and processing of ore from the AIM deposits in combination with the ore from QDD.  The scoping study is based on resources prepared by Ronald Simpson, P. Geo. of GeoSim Services Inc. and a mine plan designed and prepared by Renato Petter of the Company.  Both are Qualified Persons as defined by National Instrument 43-101.  The study is based on preliminary metallurgical test work for AIM and on the assumption that the AIM ore would be processed via heap leaching along with the QDD ore.  Further drilling and metallurgical test work is ongoing and, given the higher grades at AIM, it is becoming apparent that milling may be the optimal approach for processing some or all of the ore from the AIM deposits.  In this regard, the Company is studying the possibility of improving the economics of incorporating AIM into the Gualcamayo feasibility i) by increasing the size of the AIM resource through further drilling; and ii) through the milling of the AIM ore versus processing via heap leaching.  With this additional work ongoing, the AIM feasibility update is now expected by year end.  The target start date for production from the AIM deposits remains in 2009 as is currently contemplated in the scoping study.  The scoping study is based on measured and indicated resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Based on a feasibility level review for QDD and a scoping study level review for AIM, combined production from the QDD and AIM open pits is currently projected to total an approximate 1.6 million recoverable ounces over a 10-year mine life.  Cash operating costs including transport and insurance but excluding production taxes and royalties are projected to average US$245 per ounce.  Total cash costs including production royalties and taxes, but excluding export sales tax, are projected to average US$270 per ounce.

The projected annual production from QDD and AIM is outlined as follows (000s Ounces):

	2008 (6 mos)	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
QDD	99.4	190.8	167.7	133.6	155.4	135.1	150.4	174.4	157.8	56.8	1,421.4
AIM	0	46.5	44.1	44.7	38.1	39.7	0	0	0	0	213.1
TOTAL	99.4	237.3	211.8	178.3	193.5	174.8	150.4	174.4	157.8	56.8	1,634.5

Production estimates above are based only on proven and probable ore from QDD and measured and indicated resources from AIM.  The measured and indicated resource estimate from which this production estimate is derived includes a total of approximately 2.5 million ounces of gold.  Additional inferred resources from QDD and AIM that do not factor into current production estimates total 15.5 million tonnes of potential ore grading on average 1.33 g/t and containing approximately 650,000 ounces.  The resource breakdown for the QDD and AIM deposits is as follows:

Mineral Deposit	Resource Category	Tonnes (000s)	Grade Au (g/t)	Contained Ounces Au (000s)
QDD	Measured Indicated Measured + Indicated Inferred	6,720 67,251 73,971 13,856	1.09 0.86 0.88 1.17	236 1,857 2,093 523
Amelia Ines	Measured Indicated Measured + Indicated Inferred	249 1,785 2,035 754	3.96 2.72 2.87 1.58	32 156 188 38

Magdalena	Measured Indicated Measured + Indicated Inferred	95 2,475 2,570 812	2.32 2.97 2.95 3.73	7 236 243 97

Notes:
The Amelia Ines and Magdalena resources are based on sample data received prior to June 2007 and are based on a cut-off grade 0.5 g/t Au.  Mineable ore resources for the scoping study are based on a cutoff grade of 0.27 g/t Au and a gold price of US$315 per ounce.

QDD resources are unchanged from those reported in 2006 and are based on a cut-off grade of 0.3 g/t Au.  Mineable reserves for the feasibility study are based on a cut-off grade of 0.18 g/t Au and a gold price of US$480 per ounce.

It is important to note that drilling at AIM has continued with considerable success and that by the time the feasibility study is completed later in the year the expectation is that the resource base from which reserves will be delineated at AIM will be larger than currently contemplated in the AIM scoping study.

Other key operating and economic parameters for the combined feasibility/scoping study project are outlined as follows:

Initial Capital Expenditures – QDD	US$140.1 million
Initial Capital Expenditures – AIM	US$9.1 million
Production Period Strip Ratio	3.1:1
Assumed Recovery Rate – QDD	80%
Assumed Recovery Rate – AIM	70%
Internal Rate of Return (pre-tax)	29.3%
Net Present Value (pre-tax) @ 7.5%	US$125.6 million
Net Present Value (pre-tax) @ 5%	US$155.6 million
Gold Pricing Assumptions	US$600/oz (2008/2009) US$550/oz (2010-2017)
NPV Sensitivity (pre-tax) @ 5%	+/- US$113 for each +/- $100/oz gold price change

QDD Feasibility Study

The QDD feasibility study and the AIM scoping study were prepared by Wardrop Engineering Inc. under the direction of Jacqueline McAra, P.Eng., who is a Qualified Person as defined by National Instrument 43-101, and who has reviewed and approved the contents of this press release as applicable.  The feasibility study is based on open pit mining of the QDD ore deposit at a rate of 1,100 t/h.  However, the process and leach pad facilities have a design capacity to accommodate tonnage of 1,250 t/h in anticipation of ore expected to be added in the future from the AIM deposits and from the QDD Lower West Zone.

The QDD deposit has been considered as a stand alone project for the purpose of making a construction decision.  However, additional ore from AIM and/or QDD Lower West Zone will further improve the economic parameters and value of the overall project.  Production from the QDD deposit alone is projected to total approximately 1.4 million recovered ounces over a 10-year mine life, broken down as provided for in the production table above.  Cash operating costs including transport and insurance but excluding production taxes and royalties are projected to average US$259 per ounce.  Total cash costs including production royalties and taxes, but excluding export sales tax, are projected to average US$280 per ounce.  An export tax of 5% is also applied to unrefined gold which is shipped and sold outside of Argentina and is assumed for the purpose of the feasibility study economic analysis.

The ore reserve estimate for the QDD stand-alone feasibility study is derived from measured and indicated resources totaling 2.1 million ounces as outlined in a table above.  Proven and probable reserves are summarized as follows:

Category	Tonnes (000s)	Au g/t	Ounces Au (000s)
Proven	7,523	0.98	237
Probable	59,332	0.80	1,534
Total	66,855	0.82	1,771

Other key operating and economic parameters for the QDD project are provided below.  As indicated above, although the feasibility study applies to mining ore from only the QDD deposit, capital expenditures are based on an expanded throughput capacity to accommodate the processing of ore from AIM and potentially from the QDD Lower West Zone.  The project capital cost of US$140.1 million also includes US$12.4 million of contingency.

Initial Capital Expenditures – QDD	US$140.1 million
Production Period Strip Ratio	2.97:1
Assumed Recovery Rate – QDD	80.2%
Internal Rate of Return (pre-tax)	21.9%
Net Present Value (pre-tax) @ 7.5%	US$78.3 million
Net Present Value (pre-tax) @ 5%	US$102.5 million
Gold Pricing Assumptions	US$600/oz (2008/2009) US$550/oz (2010-2017)
NPV Sensitivity (pre-tax) @ 5%	+/- US$97 for each +/- $100/oz gold price change

The Company is targeting initial start up of operations at QDD in mid-2008.  As shown in the production schedule as provided above, it is expected that ore from AIM will begin to be mined and processed in 2009.  The capital cost estimate for QDD includes a US$3.3 million allowance for project acceleration activities in order to achieve start-up by mid-2008.  Long-lead equipment has been purchased including mining equipment, crushers, conveyors and electrical power supply components.  Contracts have been awarded for critical construction activities including power line installation, earthworks, tunneling and ore pass construction.  Several activities were undertaken during the exploration phase that will enable more rapid ramp-up of construction.  Expansion of the camp site is well advanced, site and mining access roads are in place, tunnels constructed for exploration will serve for permanent operations conveyor galleries, and excavations in the mining area will permit more rapid advance of pre-stripping.

Gualcamayo Exploration Update

The Company also provides the following update with respect to its ongoing exploration efforts at Gualcamayo.  The QDD and AIM deposits remain open down dip to the southwest.  Recent drilling at the QDD Lower West Zone has defined a largely oxidized breccia body immediately west and 150 to 200 metres below the QDD pit design.  Zone dimensions averaging more than 2 g/t Au are currently 300 metres along strike and 150 metres down dip with an average thickness of 100 metres.  Core length intercepts not yet included in the current inferred resource estimates include 3 g/t Au over 100 metres and 5 g/t Au over 40 metres and are common.  The QDD Lower West Zone deposit remains open along strike to the west and down dip.  Construction of a 550 metre decline is 75% complete and when finished will provide access to the deposit and facilitate deeper drilling to define the ultimate strike and down dip potential.

An aggressive regional exploration program is also underway to assess the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo.  Anomolies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates as are recognized at Gualcamayo.

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Evandro Cintra, Ph.D., P.Geo., vice president, exploration of the Company, a Qualified Person as defined under NI 43-101, and who has reviewed and approved the contents of this press release as applicable.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.